

September 27, 2010

Jeffrey W. Shaw
Chief Executive Officer
Southwest Gas Corporation
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

> **Re:**   **Southwest Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 001-07850**

Dear Mr. Shaw:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 6

1. Please delete the language in the first sentence in which you state that other unknown risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Exhibit 23.1

2. In future filings, please ensure that all relevant registration statements are incorporated into your auditor's consent.

Definitive Proxy Statement

General

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

4. Please revise to include the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Transactions with Related Persons, page 10

5. We note your disclosure that a related party transaction is approved or ratified "only if the committee determines that the transaction is not inconsistent with the best interests of the Company." Please expand your disclosure to discuss the standards to be applied and factors to be considered in determining whether a related party transaction is "not inconsistent with the best interests of the Company." Refer to Item 404(b) of Regulation S-K.

Election of Directors, page 12

6. Please revise your disclosure to clarify, if true, that each director has held his current employment position for at least the past five years. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director